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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
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                               SCHEDULE 13E-4
                       ISSUER TENDER OFFER STATEMENT
   (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                             (AMENDMENT NO. 1)
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                              AMP INCORPORATED
                              (NAME OF ISSUER)

                              AMP INCORPORATED
                    (NAME OF PERSON(S) FILING STATEMENT)
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                      COMMON STOCK, WITHOUT PAR VALUE
          (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                       (TITLE OF CLASS OF SECURITIES)

                                031897-10-1
                   (CUSIP NUMBER OF CLASS OF SECURITIES)

                             DAVID F. HENSCHEL
                            CORPORATE SECRETARY
                              AMP INCORPORATED
                               P.O. BOX 3608
                    HARRISBURG, PENNSYLVANIA 17105-3608
                               (717) 564-0100
               (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                ON BEHALF OF THE PERSON(S) FILING STATEMENT)
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                                  COPY TO:

                             PETER ALLAN ATKINS
                             DAVID J. FRIEDMAN
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                              919 THIRD AVENUE
                       NEW YORK, NEW YORK 10022-3897
                               (212) 735-3000
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                              OCTOBER 9, 1998
   (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)
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      This Amendment No. 1 amends and supplements the Issuer Tender Offer
 Statement on Schedule 13E-4 dated October 9, 1998, as amended (the ''Schedule 13E-4"), filed by AMP Incorporated, a Pennsylvania corporation (the ''Company''), in connection with AMP's offer to purchase up to 30,000,000 shares of its common stock, without par value (the ''Shares''), including the associated common stock purchase rights (the ''Rights''), at a price of $55 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 9, 1998 (the ''Offer to Purchase'') and the related Letter of Transmittal (which, as amended from time to time, together constitute the ''Offer''). Copies of the Offer to Purchase and the Letter of Transmittal are filed with the Securities and Exchange Commission as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 13E-4.

      Unless otherwise indicated, all defined terms used herein shall have the same meaning as those set forth in the Offer to Purchase.


 ITEM 3.   PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER.

      Item 3 paragraphs (a)-(j) is hereby amended by supplementing the description set forth in ''Section 7. Background and Purpose of the Offer; Certain Effects of the Offer'' of the Offer to Purchase, which is incorporated herein by reference, by adding the following paragraphs at the end of the text set forth in such section under the caption entitled ''Litigation":

      On October 9, 1998, AlliedSignal filed appeals in AlliedSignal v. AMP and in AMP v. AlliedSignal, et al. in the United States Court of Appeals for the Third Circuit (the "Court of Appeals"). In the AlliedSignal v. AMP action, AlliedSignal appealed the District Court's denial of AlliedSignal's motion for summary judgment and a preliminary injunction with respect to amendments to the Rights Agreement. In the AMP v. AlliedSignal action, AlliedSignal appealed from that portion of the District Court's October 8, 1998 Order which granted partial summary judgment to the Company and enjoined AlliedSignal's consent solicitation until such time as AlliedSignal shall have complied with such order. AlliedSignal also filed a motion for expedited review of the appeals. The motion for expedited review has been granted. The shareholder group filed a notice of appeal from the District Court's determination that they do not have standing to seek an injunction. AlliedSignal filed its opening brief on October 13, 1998 and AMP filed its brief on October 20, 1998. The shareholder group and the College Retirement Equities Fund have filed amici curiae briefs in the appeals filed by AlliedSignal. Argument on the appeals has not yet been scheduled.

      Since the issuance of the October 8, 1998 Order and Memorandum Opinion, the Court has held several conferences regarding the injunction relating to AlliedSignal's consent solicitation. The Court reiterated that the injunction remains in force until further order of the Court. At a conference on October 21, 1998, the parties were prepared to present evidence regarding AlliedSignal's assertion that it has complied with the Court's order. That hearing is now scheduled to go forward on November 4, 1998. In the interim, the Company will take discovery of certain of the AlliedSignal Nominees.

      On October 22, 1998, AlliedSignal filed with the Court of Appeals an Emergency Motion For A Stay Of Injunction Pending Expedited Appeal or, in the alternative, For An Emergency Hearing On A Limited Merits Issue. The motion requests the Court of Appeals to stay the District Court's injunction of the consent solicitation to allow AlliedSignal to continue the consent solicitation on the condition that, if the Company's shareholders consent to the proposed By-Law amendments and the election of the AlliedSignal Nominees, the By-Law amendments will not become effective and the nominees will not take office until either the Court of Appeals vacates the injunction or the District Court finds that AlliedSignal has complied with the injunction.



                                 SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  AMP Incorporated


                                  By: /s/ Robert Ripp
                                     ---------------------------
                                  Name:  Robert Ripp
                                  Title: Chairman and
                                         Chief Executive Officer


 Dated: October 23, 1998